Exhibit 99.1

Designated Filer:	Joseph P. Landy
Issuer & Ticker Symbol:	CrowdStrike Holdings, Inc. [CRWD]
Date of Event Requiring Statement:	June 11, 2019

Explanation of Responses:

(1)  This Form 3 is filed on behalf of Joseph P. Landy. All shares indicated as indirectly owned by Mr. Landy are included because of his affiliation with the Warburg Pincus Entities (as defined below). Mr. Landy disclaims beneficial ownership of all shares held by the Warburg Pincus Entities. Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WPPE X”), is a holder of record of 48,450,000 shares of Series A-1 Convertible Preferred Stock (the “Series A-1 Preferred”) of CrowdStrike Holdings, Inc. (the “Issuer”), 2,758,718 shares of Series B Convertible Preferred Stock (the “Series B Preferred”) of the Issuer, 951,756 shares of Series C Convertible Preferred Stock (the “Series C Preferred”) of the Issuer and 1,075,200 shares of Series D Convertible Preferred Stock (the “Series D Preferred”) of the Issuer.  Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPXP” and together with WPPE X, the “WPP Funds”), is a holder of record of 1,550,000 shares of Series A-1 Preferred of the Issuer, 88,256 of Series B Preferred of the Issuer, 30,448 of Serise C Preferred of the Issuer and 34,398 of Series D Preferred of the Issuer.  Immediately prior to the completion of the Issuer’s initial public offering, each share of Series A-1 Preferred, Series B Preferred, Series C Preferred and Series D Preferred shall be automatically converted into one share of Class B Common Stock, par value $0.0005 per share (the “Class B Stock”) of the Issuer.

(2)  Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”), is the general partner of the WPP Funds. Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP”), is the general partner of WP X LP. WPP GP LLC, a Delaware limited liability company (“WPP GP”), is the general partner of WP X GP. Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), is the managing member of WPP GP. Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), is the general partner of WP Partners.

(3) Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WP Partners GP. Warburg Pincus LLC, a New York limited liability company (“WP LLC”), is the manager of the WPP Funds. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Managing Members and Co-Chief Executive Officers of WP LLC and may each be deemed to control the Warburg Pincus Entities. Mr. Landy disclaims beneficial ownership of all shares held by the Warburg Pincus Entities.

(4)  Each of the WPP Funds, WP X LP, WP X GP, WPP GP, WP Partners, WP Partners GP, WP and WP LLC are collectively referred to herein as the “Warburg Pincus Entities.”

(5)  Each share of Class B Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Stock. In addition, all shares of Class B Stock will automatically convert into shares Class A Stock on the earliest of (i) the date specified by the holders of two-thirds of the then outstanding shares of the Issuer’s Class B Stock, (ii) the date on which the number of outstanding shares of the Issuer’s Class B Stock represents less than 5% of the number of outstanding shares of the Issuer’s Class A Stock and the Issuer’s Class B Stock, taken together as a single class, which calculation excludes certain Acquisition Securities, as defined in the Issuer’s amended and restated certificate of incorporation to be in effect after the completion of the Issuer’s public offering and (iii) the date that is nine months after the death or permanent and total disability of the Issuer’s founder, George Kurtz, provided that such date may be extended by a majority of the independent members of the Issuer’s board of directors to a date that is not longer than 18 months from the date of such death or disability.